

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Massimo De Marco
Chief Executive Officer
Piestro, Inc.
1134 11th Street, Suite 101
Santa Monica, CA 90403

> **Re: Piestro, Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed February 12, 2021**
> **File No. 024-11315**

Dear Mr. De Marco:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2021 letter.

Amendment No. 3 to Offering Statement on Form 1-A filed February 12, 2021

General

1. We re-issue our prior comment 6 in part, as you have not updated the hyperlink on the StartEngine website to link to your most recently filed offering statement amendment. Please update the hyperlink on the StartEngine website so that it hyperlinks to the most recent amendment of your offering statement. Please also confirm that you will continue to update this hyperlink as you continue to amend your filing. Refer to Rule 255(b)(4)(ii) and (d)(2) of Regulation S-K.

2. We note that your profile page on the StartEngine website reflects that you are providing three different tiers of investor "perks" in connection with this offering. Please include disclosure about the investor perks in your offering circular, including a

clear explanation of the different tiers of perks, a definition of "Piestro credits," and illustrative examples of how the "Piestro credits" may be used by reservation holders. Further, please clarify whether reservation holders are required to complete an investment in your offering prior to receiving any of these perks, considering your response to comment 6 indicating that reservations are non-binding. Finally, please clarify whether you will be implementing the perks and bonus share programs together, and whether each program will have any impact on the other.

 Please contact Nicholas Lamparski at (202) 551-4695 or Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Stephenson